Exhibit 99.1

dLocal Limited
Announces Dismissal of New York State Securities Class Action

MONTEVIDEO, Uruguay, April 20, 2026 (GLOBE NEWSWIRE) -- DLocal Limited (NASDAQ: DLO, “dLocal” or the “Company”), a leading cross-border financial infrastructure platform connecting global merchants to emerging markets, today announced that the Supreme Court of the State of New York, Appellate Division, First Department, has unanimously affirmed the dismissal of the putative class action lawsuit captioned In the Matter of DLocal Securities Litigation, Index No. 151778/23 (the “New York State Action”). The Supreme Court, New York County had previously granted the defendants’ motion to dismiss the complaint in its entirety, and the Appellate Division has now unanimously upheld that decision.
In its unanimous decision, the Appellate Division held that all claims against the Company and the individual defendants lacked merit.
The New York State Action had alleged that the Company's registration statement and prospectus contained materially misleading statements and omissions relating to alleged trends in the Company's take rate. The Court rejected these allegations, finding that the plaintiffs did not identify a known material trend, especially in light of the Company's consistent growth in total payment volume (TPV), revenue, and gross profit.
Pedro Arnt, Chief Executive Officer of dLocal, stated: “We are pleased that the Appellate Division unanimously affirmed the complete dismissal of this case in a decision that recognizes the strength of the Company’s disclosures, the growth of our total payment volume, revenue and gross profit in the pre-IPO period, and the merits of our position. As always, we remain focused on executing our strategy and delivering value to our merchants, shareholders, and the communities we serve across emerging markets; not on the distractions generated by inaccurate allegations”.

About dLocal
dLocal builds financial infrastructure for markets of the future, connecting global enterprises with local payment cultures across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com.

Forward Looking Statements
This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:
investor@dlocal.com
Media Contact:
media@dlocal.com